RMS

18010129

SEC
Mail Processing
Section

NOV 28 2018

Washington DC
408

ON

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

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SEC FILE NUMBER
8-67169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAGETRADER, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 PINE STREET, #501
(No. and Street)

SAN FRANCISO	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG — 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmperLLP
(Name – *if individual, state last, first, middle name*)

ONE MARKET, LANDMARK, SUITE 620	SAN FRANCISO	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL WEINGARTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGETRADER, LLC, as of SEPTEMBER 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGETRADER, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMPER 30, 2018

EISNERAMPER

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
SageTrader, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SageTrader, LLC (the "Company") as of September 30, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012. [Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2006.]

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
November 21, 2018

SAGETRADER, LLC
Statement of Financial Condition
September 30, 2018

Assets

Cash	$	102,360
Receivable from clearing broker		349,524
Reimbursed expenses receivable from customers		717,191
Deposit with clearing broker		2,022,164
Commission receivable		114,188
Prepaid expenses, deposits and other		48,136
Office equipment, net		23,123
Total assets	$	3,376,686

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	1,661,466
Notes payable to related parties		200,000
Total liabilities		1,861,466
Member's equity		1,515,220
Total liabilities and member's equity	$	3,376,686

See Accompanying Notes to Statement of Financial Condition

SAGETRADER, LLC
Notes to Statement of Financial Condition
September 30, 2018

1. Business and Summary of Significant Accounting Policies

Business

SageTrader, LLC (the "Company") is a Delaware Limited Liability Company formed in 2003. The Company is a wholly-owned subsidiary of Sage Brokerage Holdings, LLC ("SBH" or the "Parent"), a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association ("NFA") and, is a member of the BATS Exchange, the BZX Exchange, the BYX Exchange, the EDGA Exchange, the EDGX Exchange, NYSE ARCA and, Nasdaq.

The Company has five (5) correspondent clearing relationships: (1) with Merrill Lynch Professional Clearing Corporation ("MLPro"), (2) Wedbush Securities Inc. ("WSI"), (3) The Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"), (4) Lek Securities ("LEK") and (5) Electronic Transaction Clearing, Inc. (collectively, the "Clearing Brokers"). All five provide securities custodial and clearing services to the Company. The Company acts as a fully disclosed introducing broker-dealer and introduces all its customers to these five Clearing Brokers.

During 2018, the Company maintained a futures introducing broker agreement with Wedbush Securities Inc. Futures Division.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Cash

Cash consists of cash on deposit with commercial banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Equipment

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $112,614. Depreciation is computed under the straight-line method using estimated useful lives of 5 years.

Revenue Recognition and Receivables

Commissions and Interest Revenue are generated through customer accounts carried at the introduced Clearing Brokers.

Commission Revenue is reported by the Clearing Brokers and recorded on a trade date basis as transactions occur. In addition, the Company has upgraded its order routing infrastructure to generate Commission equivalent Revenue from Riskless Principal Net Trading transactions. Riskless Principal Net Trading revenue is included in Commissions from customers on the Statement of Operations and is generated by executing customer orders as principal at or better than the customers limit price while simultaneously finding the other side of the customer order in the market as a principal trade. The Company makes a small amount on the difference in the pricing of the trades but the customer is not charged an execution commission or any exchange fees on the transaction.

Interest revenue is the difference between what the clearing brokers charge the Company on aggregated customer balances and the amount charged to the customer accounts.

Routing and commission sharing income is ancillary income paid to the Company for volume related discounts, smart order routing, fee offsets, and commissions that are generated through commission sharing agreements and other agreements with a number of broker-dealers.

Receivables include Commission and Interest amounts due from clearing brokers and reimbursed expenses receivable from customers which represents costs invoiced to the customers. The company believes all amounts are fully collectible.

In May 2014, the FASB issued new accounting guidance, Accounting Standards Update No. 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, on revenue recognition. The new standard provides for a single five-step model to be applied to all revenue contracts with customers as well as requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have an option to use either a retrospective approach or cumulative effect adjustment approach to implement the standard. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted, but not before the original effective date of the standard. The Company adopted the new guidance effective January 1, 2018 and the adoption of the new standard does not have significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption was not necessary.

SAGETRADER, LLC
Notes to Statement of Financial Condition
September 30, 2018

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

New Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company's current lease arrangements expire through 2021 and the Company is currently assessing the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Value of Financial Instruments

The below table discloses the fair value hierarchy of financial instruments:

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	102,360	102,360			102,360
Receivable from clearing brokers	349,524		349,524		349,524
Reimbursed expense receivables from customers	717,191		717,191		717,191
Commission receivable	114,188		114,188		114,188
Deposit with Clearing Broker	2,022,164		2,022,164		2,022,164
TOTALS	3,305,427	102,360	3,203,067		3,305,427
LIABILITIES					
Accounts Payable and accured expenses	1,661,466		1,661,466		1,661,466
Note payable to related parties	200,000	-	200,000	-	200,000
TOTALS	1,861,466	-	1,861,466		1,861,466

2. Credit Risk

For the period from January through September 2018 the top five (5) customers accounted for approximately 63% of commissions from customer accounts. For this period, one customer accounted for 23% of commission revenue.

Reimbursed expenses receivable from customers consist of clearance fees, trading platform fees, market data fees, and execution fees which are billed to the Company and allocated back to the customers who utilize the services. The vendor invoices for these expenses are received after month end and posted to the balance sheet as accounts payable with offsetting accounts receivable from customers. Because we do not carry our customer accounts nor hold their cash, these receivables from customers are considered as non-allowable assets in the calculation of regulatory net capital. The company uses technology developed in 2015, along with information obtained from trading platform and software vendors to track and charge some of these clearance, platform, data, and execution fees prior to month end which allows the company to manage the amount of carry over receivable.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate

indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2018, the Company had equity of $1,515,220 and net capital of $607,582 after deductions for non-allowable assets. Net capital was $483,484 in excess of its required net capital of $124,098. The Company's aggregate indebtedness to net capital ratio was 3.06 to 1. The Company is required by FINRA to maintain a minimum net capital of $5,000. In 2010, the Company received approval by the NFA to conduct activities as a Futures Introducing Broker. The NFA requires the Company to maintain a minimum net capital of $45,000.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Office Leases

On March 1, 2018 we moved our New York office from 34th Street Suites to 135 Madison Avenue Suite 06-102. We entered into a 12-month lease with the monthly rent of $11,585. Monthly rent for January and February at 34th Street Suites was $7,560. Total New York rent (including port fees and key fees) from January to September in 2018 was $95,356.

In San Francisco the company paid 340 Pine Street $139,978 from January 2018 to September 2018. Total sub-lease payments (less reimbursement for internet) received was $70,200 from four sub-leases.

The future minimum lease payments are as follows:

- New York (monthly rent)
  - Through lease March 1, 2019 — $ 11,585
- San Francisco (exclusive of any sublease payments)
  - October 1, 2018 – July 31, 2019 — $157,865
  - August 1, 2019 – July 31, 2020 — $195,122
  - August 1, 2020 – July 31, 2021 — $200,974

6. Regulatory

In August 2018, the SEC began an AML Focused Examination that is ongoing without indications of significant findings.

In August 2018, FINRA announced its 2018 Trading and Financial Compliance Examination ("TFCE") Equities cycle examination focusing again on the Company's agency and net trading activity though not as comprehensive and more focused than the 2017 Exam. This new Examination has not been active except for submission of initial documents.

In March 2018, CBOE Global Markets continued its review of Potentially Disruptive Quoting and Trading at SageTrader, LLC. The Firm responded diligently to information requests. The review has become inactive.

In January 2018, the NYSE Regulation Enforcement initiated a review concerning Certain Potentially Disruptive Trading at SageTrader, LLC. The Firm has responded diligently to extensive information requests from this investigation including trading and client data, demonstration of our pre-trade order blocks technology and post trade surveillance Currently, the Firm continues to work closely with NYSE Regulation and other SROs to identify their concerns and to demonstrate our operating procedures.

In October 2017, FINRA commenced its annual 2017 Trading and Financial Compliance Examination ("TFCE") Equities cycle examination focusing on the Company's agency and net trading activity. The options and financial portions of the examination were conducted by staff in the FINRA San Francisco Office and the equities portion was conducted by staff primarily in the FINRA Chicago Office. The San Francisco team issued its Examination

Report letter on February 16, 2018 with no significant findings or exceptions. The Company submitted a response letter on March 14, 2018 to complete this portion of the examination. The Chicago team issued its Examination Report letter on April 25, 2018. The Firm submitted a detailed response letter on May 18, 2018 addressing the findings and exceptions and then received an Examination Disposition Letter on June 29, 2018. This Letter referred OATS related exceptions to the Enforcement Department and Regulation SHO related exceptions to the Short Sales Team for further review and disposition.

In September 2016, FINRA initiated its annual sales practice and BATS exchange membership examination of the Company. The examination was focused on trading surveillance and controls. FINRA issued its Examination Report letter on November 27, 2017 with no significant findings or exceptions. The Company submitted a response letter at the end of January 2018 to complete the examination.

In March 2016, FINRA San Francisco District Office sent an Examination Report for its 2015 FINRA sales practice, financial and operations examination that noted five exceptions. The Company submitted a response letter on May 9, 2016 and subsequently received an

Examination Disposition Letter on May 27, 2016 that stated all five exceptions were referred to FINRA Enforcement Department for review and disposition. To date, the Company has not received any follow-up communications from Enforcement and the San Francisco District Office has indicated that the referral is being reconsidered.

The Company continues to claim exemption from SEC Rule 15c3-3(k)(2)(ii) and believes that its current policies and procedures comply with the provisions of the rule

7. Related Party Transactions

Members in the Parent have interests in customer accounts introduced by the Company to MLPro and WSI. The Company earned commission and interest revenue of $35,052 from these accounts during January through September 2018. These are included in commissions and interest from customer accounts on the accompanying statement of operations.

Three Individuals who have member interests in the Parent, Sage Brokerage Holdings, LLC ("SBH") also provided consulting services and were paid collectively $317,400 by the Company from January through September 2018. The Company also paid to the Parent $66,500 for services provided by SBH's Chairman.

Payments of $18,745 were paid to an affiliate company of the Chairman for clerical services provided.

One individual who resigned from the Company and still has a member interest in the parent was paid a severance of $56,300 from January through September 2018.

Five individuals who have member interest in the Parent Company provided loans of $40,000 each to the Company totaling $200,000 in 2016. The loans are dated December 20, 2016 with an annual interest rate of ten percent (10%) with an original due date of June 30, 2017, that has extended until December 21, 2018. For the period January through September 2018, $16,658 of interest on these notes was paid to holders of the loans and as of September 2018, $5,041 has been accrued for payment.